EXHIBIT 4.95

Subscription Agreement

DRDGOLD (SOUTH AFRICAN OPERATIONS) PTY LTD

DRDGOLD LIMITED

SUBSCRIPTION AGREEMENT
This agreement is made on 9 November 2005.
Between
(1) DRDGold (South African Operations) (Pty) Ltd, registration number 2005/033662/07, a company incorporated in accordance with the laws of the Republic of South Africa with its registered address 299 Pendoring Ave, Blackheath, Randburg ("the
Company");
(2) DRDGold Limited, a company incorporated in accordance with the laws of the Republic of South African having registration number 1895/000926/06 and its registered address at EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, 2195
("DRD").
Recitals
A. DRD wishes to subscribe for 850,000 of the Company's shares in accordance with the terms of this agreement.
B. On completion, DRD will pay the Subscription Price, by transferring to the Company it all the shares in issue of
Blyvooruitzicht Gold Mining Co Ltd in return for 850,000 fully paid shares in the Company.
It is agreed as follows:
1.
Interpretation
1.1. In this agreement and the Schedules, unless the contrary intention appears:
1.1.1. “Blyvoor” means Blyvooruitzicht Gold Mining Company Ltd, registration number 05/09743/06;
1.1.2.
“the Consideration Shares” means 50,773,114 ordinary shares in issue in Blyvoor, all of which are held by DRDGold;
1.1.3.
"Completion" means the completion of the transactions and matters specified in clause 3;
1.1.4.
"Encumbrance" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, or other encumbrance or security of any kind;
1.1.5.
"Shares" means ordinary shares of R0.001 each in the Company;
1.1.6.
"Subscription Price" means [R130,000,000.00] being the aggregate of the nominal value and the premium payable in respect of each Subscription Shares;
1.1.7.
"Subscription Shares" means 850,000 (EIGHT HUNDRED AND FIFTY THOUSAND) fully paid ordinary shares in the Company of R0.001 each for which DRD is subscribing under clause 2;

1.1.8.
"Warranties" means the warranties referred to in Schedule 1.
1.2. In this agreement and the Schedules unless the context otherwise requires:
1.2.1. Words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa;
1.2.2. A reference to:
(a) a "subsidiary" or "holding company" shall be construed in accordance with Companies Act of 61 of 1973, as amended and in force at the date of this agreement;
(b) a "clause" or a "Schedule" is a reference to a clause of, or a Schedule to, this agreement;
(c) a person includes a reference to a body corporate, an unincorporated association or a partnership and that person's legal and personal representatives and successors; and
(d) any statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time (whether before or after the date of this agreement).
1.3. When any payment falls due or any other obligation falls to be performed on a Saturday, Sunday or a day on which banks are not open for the transaction of normal business in the Republic of South Africa, then such payment shall be made, or such obligation performed, on the next succeeding day on which banks are open for the transaction of normal business in South Africa.
1.4. Headings are for ease of reference only and shall not affect the interpretation of this agreement.
2.
Subscription
2.1. DRD will subscribe for the Subscription Shares being 850,000 fully paid, ordinary shares for a total subscription price (being the aggregate of nominal value and premium) of R130,000,000.00.
2.2. As consideration for the Subscription Shares, DRD shall transfer the Consideration Shares to the Company in full and final discharge of the Subscription Price.
2.3. For the avoidance of doubt the Subscription Shares will be subscribed for by, and issued and allotted to DRD, and not by or to, any nominee of DRD.
3.
Completion
3.1. Completion will take place immediately after the signing of this agreement at the offices of the Company:
3.1.1. DRD will deliver to the Company:
a a duly signed securities transfer form, providing for the transfer of the Consideration Shares to the
Company;

b the original share certificates in respect of the Consideration Shares;
3.1.2. The Company will:
a duly issue and allot the Subscription Shares to DRD on the basis that the Subscription Shares will be issued and allotted to DRD as fully paid up Shares; and
b deliver to DRD (or as it directs) a share certificate or certificates relating to the same;
4.
Warranties
4.1. The Company hereby warrants to DRD that each of the Warranties is true and accurate at the date of this agreement.
4.2. The maximum aggregate liability of the Company in relation to the Warranties shall under no circumstances exceed the Subscription Price for the Subscription Shares or part thereof that the Company has actually received from DRD in cleared funds.
4.3. DRD warrants to the Company that the Consideration Shares are free of any encumbrance and that it may be transferred free of any defect in title.
5.
Confidentiality
5.1. Any communication between DRD on the one hand, and the Company on the other (each to be regarded for the purpose of this clause 5 and clause 7 as one party), and between any of their respective subsidiaries, or their representatives which is marked confidential or which is of a commercially sensitive, proprietary or confidential nature will be kept strictly confidential by the party receiving such communication.
5.2. Each of such parties will take reasonable precautions to ensure that its officers and employees and the officers and employees of each of its subsidiaries comply with the provisions of this clause and that none of such individuals discloses any term of this agreement, or discloses or uses any confidential information which it acquires in connection with this agreement or in connection with the negotiations leading up to the same, unless the other party agrees.
5.3. Nothing in this clause will prevent the disclosure of any information required by law or any regulation or rule of any stock exchange or other regulatory authority, save that such disclosure shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of such disclosure) of the other.
6.
Duration and Termination
6.1. Without prejudice to any accrued rights and obligations this agreement shall continue in full force and effect until the earlier of:
6.1.1. the date on which the parties agree in writing that this agreement is to terminate;

6.1.2. the date of the commencement of winding up of the Company.
6.2. The termination of this agreement shall be without prejudice to the rights of the parties in respect of any breach of this agreement occurring prior to such termination.
6.3. Notwithstanding the above provisions, the obligations of the parties pursuant to clause 5 will survive termination.
7.
Announcements
7.1. Subject to clause 7.2 no announcement, communication or circular concerning the transactions referred to in this agreement shall be made or despatched at any time (whether before or after Completion) by either party without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).
7.2. Where the announcement, communication or circular is required by law or any regulation or rule of any stock exchange or other regulatory authority, it shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of the announcement, communication or circular) of the other.
8.
Further Assurance
Each of the parties agrees to perform all further acts and things as the other parties may reasonably require to implement and give effect to the provisions of this agreement and for the purposes of vesting in the parties the full rights and benefits to be vested in the parties under this agreement, including voting any of its shares in the Company.
9.
General
9.1. This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transaction contemplated by this agreement and supersede all previous agreements between the parties in relation to these transactions.
9.2. No variation or agreed termination of this agreement shall be of any force or effect unless in writing and signed by each party.
9.3. The failure to exercise or any delay in exercising any right or remedy under this agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.
9.4. This agreement shall be personal to the parties and save where specified otherwise no party shall be entitled to assign its rights or obligations under this agreement to any person without the prior written consent of the other parties.
9.5. Each party will bear its own costs in connection with the preparation and execution of this agreement.
9.6. In the event of an ambiguity or conflict between the provisions of this agreement and the articles of association of the Company the provisions of this agreement will prevail as between the parties.

10.
Notices
10.1. Any notice or other communication under or in connection with this agreement shall be in writing and shall be delivered personally or by commercial courier to each party due to receive the notice or communication at its address set out below:-
10.1.1.   The Company: EBSCO House 4
299 Pendoring Ave
Blackheath
Randburg
2195
Fax: +27 (0) 11 476 2637
10.1.2.    DRD: EBSCO House 4
299 Pendoring Ave
Blackheath
Randburg
2195
Fax: +27 (0) 11 476 2637
or at such other address as the relevant party may specify by notice in writing to the other parties.
10.2. Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or if delivered by commercial courier on the date of signature of the courier's receipt.
11.
Governing Law
11.1. The construction, validity and performance of this agreement shall be governed and construed in all respects by the laws of the Republic of South Africa, and the parties hereby submit to the non-exclusive jurisdiction of South
Africa.
11.2. Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of South Africa to hear and determine any suit, action or proceeding which may arise out of or in connection with this agreement.
12.
Counterparts
This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

Schedule 1
Warranties
1.
Corporate
1.1. The Company is a duly organised limited liability company validly existing under the laws of South Africa.
1.2. The share register of the Company contains true, complete and accurate records of the members of the Company at the date hereof.
1.3. True copies of the memoranda and articles of association of the Company have been disclosed to DRD and set out all rights attaching to the share capital of the Company.
2.
Subscription Shares and Title to Shares
2.1. On issue, the Subscription Shares will be free from any Encumbrance.
2.2. The unissued share capital of the Company is free from any Encumbrance and there are no arrangements in force or claimed entitling any person to, or to the creation of, any Encumbrance or to the issue or creation of any shares, stock, debentures or loan capital of the Company.

This agreement has been entered into on the date stated at the beginning of this document.
Signed by:
/s/ MP Ncholo
MP Ncholo
Chairman
The Company
DRDGOLD SA
in the presence of: _______________________________

Signed by:
/s/ JWC Sayers
JWC Sayers
Chief Financial Officer
DRDGOLD Limited
in the presence of: _______________________________